UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

SYLA Technologies Co., Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

871241105
(CUSIP Number)

Hiroyuki Sugimoto SY Co., Ltd. Ebisu Prime Square Tower 7F, 1-1-39 Hiroo, Shibuya-ku, Tokyo, Japan +81 3-4560-0650
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 10, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 871241105

1	NAMES OF REPORTING PERSONS Hiroyuki Sugimoto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,278
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 139,278
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,278 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.45% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Represents: (i) 25,658 common shares, no par value, of the issuer (“Common Shares”) directly beneficially owned by Mr. Sugimoto; and (ii) 113,620 Common Shares held by SY Co., Ltd. (“SY Co.”). SY Co. is 53.82% owned by Mr. Sugimoto, the issuer’s Chief Executive Officer, Co-President, and 46.18% owned by Yoshiyuki Yuto, the issuer’s Co-President and Chief Operating Officer. Because Mr. Sugimoto holds a controlling interest (over 50%) in SY Co., he may unilaterally vote and dispose of the Common Shares held by SY Co. and, therefore, may be deemed to be the beneficial owner of all of the 113,620 Common Shares held by SY Co. Notwithstanding, Mr. Sugimoto disclaims beneficial ownership of 46.18% of SY Co.’s Common Shares (i.e. 52,469 Common Shares), as they are attributable to Mr. Yuto’s ownership interest in SY Co.

(2) The percentage is based on 265,543 Common Shares outstanding as of December 2, 2024.

CUSIP No. 871241105

1	NAMES OF REPORTING PERSONS SY Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 113,620
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 113,620
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,620 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.79%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Represents 113,620 Common Shares held by SY Co. SY Co. is 53.82% owned by Mr. Sugimoto, the issuer’s Chief Executive Officer and Co-President, and 46.18% owned by Mr. Yuto, Co-President and Chief Operating Officer. Because Mr. Sugimoto holds a controlling interest (over 50%) in SY Co., he may unilaterally vote and dispose of the Common Shares held by SY Co. and, therefore, may be deemed to be the beneficial owner of all of the 113,620 Common Shares held by SY Co. Notwithstanding, Mr. Sugimoto disclaims beneficial ownership of 46.18% of SY Co.’s Common Shares (i.e. 52,469 Common Shares), as they are attributable to Mr. Yuto’s ownership interest in SY Co.

(2) The percentage is based on 265,543 Common Shares outstanding as of December 2, 2024.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the initial statement on Schedule 13D that was filed on March 7, 2024 and amended by Amendment No.1 on December 3, 2024 (the “Schedule 13D”), relating to the Common Shares of SYLA Technologies Co., Ltd., a Japan corporation (the “Issuer”), with its principal executive offices located at Ebisu Prime Square Tower 7F, 1-1-39, Hiroo, Shibuya-ku, Tokyo, Japan. Certain Common Shares are represented by American depository shares (“ADSs”), with each 100 ADSs representing one Common Share. The ADSs are listed on the NASDAQ Stock Market under the ticker symbol “SYT.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Information given in response to any item of the Schedule 13D, as amended and supplemented by this Amendment No. 2 (as so amended and supplemented, this “statement”), shall be deemed incorporated by reference in all other items as applicable. Unless noted otherwise, capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and replaced in its entirety as follows:

(a) - (b) The following disclosure is based upon 265,543 Common Shares outstanding as of December 2, 2024.

As of the date of this filing, Mr. Sugimoto may be deemed to be the beneficial owner of 139,278 Common Shares. This amount represents: (i) 25,658 Common Shares directly owned by Mr. Sugimoto; and (ii) 113,620 Common Shares held by SY Co., which is 53.82% owned by Mr. Sugimoto (since Mr. Sugimoto holds a controlling interest (over 50%) in SY Co., he may unilaterally vote and dispose of these Common Shares and, therefore, may be deemed to be the beneficial owner of all of the 113,620 Common Shares held by SY Co.; notwithstanding, Mr. Sugimoto disclaims beneficial ownership of 46.18% of these Common Shares (52,469 Common Shares) as they are attributable to another individual’s ownership interest in SY Co.). Mr. Sugimoto’s Common Shares, combined with the shares of SY Co. that he is deemed to beneficially own, represent 52.45% of the Issuer’s outstanding Common Shares as of December 2, 2024.

SY Co. is the beneficial owner of 113,620 Common Shares which it owns directly. SY Co. is 53.82% owned by Mr. Sugimoto and 46.18% owned by another individual. Because Mr. Sugimoto holds a controlling interest (over 50%) in SY Co., he may unilaterally vote and dispose of these Common Shares and, therefore, may be deemed to be the beneficial owner of all of the 113,620 Common Shares held by SY Co. Notwithstanding, Mr. Sugimoto disclaims beneficial ownership of 46.18% of these Common Shares (52,469 Common Shares) as they are attributable to another individual’s ownership interest in SY Co. SY Co.’s Common Shares represent 42.79% of the Issuer’s outstanding Common Shares as of December 2, 2024.

(c) The Reporting Persons have not effectuated any transactions during the past 60 days in any ADSs or Common Shares other than the following: on December 9, 2024, SY Consulting Co., Ltd. sold all of the 3,880 Common Shares held by it in a private transaction in Japan, the terms of which are confidential. SY Consulting Co., Ltd. is 100% owned by Mr. Sugimoto. As Mr. Sugimoto had sole voting and dispositive power over such Common Shares, he may have been deemed to be the beneficial owner of the Common Shares sold by SY Consulting Co., Ltd. As a result, this sale reduced Mr. Sugimoto’s beneficial ownership of Common Shares.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description
1.1	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2024

SY Co., Ltd.

By:	/s/ Yoshiyuki Yuto
Name:	Yoshiyuki Yuto
Title:	Representative Director

/s/ Hiroyuki Sugimoto
Hiroyuki Sugimoto